NEWS RELEASE

New York - AG	May 9, 2019
Toronto – FR
Frankfurt – FMV

First Majestic Reports First Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the first quarter ended March 31, 2019. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

FIRST QUARTER 2019 HIGHLIGHTS

•	Silver equivalent production of 6.3 million ounces, down 3% compared to Q4 2018

•	Pure silver production of 3.3 million ounces, up 2% compared to Q4 2018

•	Revenues for the quarter was $86.8 million, up 17% compared to Q4 2018

•	Mine operating earnings of $10.3 million, up 214% compared to Q4 2018

•	Cash flow per share was $0.12 per share (non-GAAP)

•	Cash costs were $6.34 per payable silver ounce (net of by-product credits)

•	All-in sustaining costs (“AISC”) were $12.91 per payable silver ounce

•	Net earnings of $2.9 million (EPS share of $0.01)

•	Realized average silver price of $15.73 per ounce

•	Strong balance sheet with $91.5 million in cash and cash equivalents

“In the first quarter, higher silver production along with improved silver prices generated increased revenues, earnings and cash flows compared to the prior quarter,” stated Keith Neumeyer, President and CEO of First Majestic. “Strong gold production from our San Dimas and Santa Elena mines helped to record better than expected consolidated cash costs and AISC per ounce. Costs are expected to continue to trend lower in the second half of 2019 due to higher production levels at various operations including the commercialization of several cost saving projects which are expected to further increase margins and profitability. We continue to prudently manage the business in a very challenging silver price environment by balancing capital investments with expected cash flows and ensuring we maximize returns on invested capital.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2019-Q1	2018-Q4	Change Q1 vs Q4	2018-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	812,654	850,272	(4%)	809,775	0%
Silver Ounces Produced	3,331,388	3,250,816	2%	2,167,030	54%
Silver Equivalent Ounces Produced	6,273,677	6,485,761	(3%)	3,879,678	62%
Cash Costs per Ounce (1)	$6.34	$6.06	5%	$7.83	(19%)
All-in Sustaining Cost per Ounce (1)	$12.91	$12.83	1%	$16.01	(19%)
Total Production Cost per Tonne (1)	$66.65	$65.31	2%	$46.88	42%
Average Realized Silver Price per Ounce (1)	$15.73	$14.47	9%	$16.76	(6%)

Financial (in $millions)
Revenues	$86.8	$74.1	17%	$58.6	48%
Mine Operating Earnings (Loss)	$10.3	($9.0)	214%	($0.4)	2,524%
Net Earnings (Loss)	$2.9	($164.4)	102%	($5.6)	152%
Operating Cash Flows before Working Capital and Taxes	$23.7	$11.0	115%	$15.6	52%
Cash and Cash Equivalents	$91.5	$57.0	61%	$249.2	(63%)
Working Capital (1)	$130.9	$108.1	21%	$235.6	(44%)

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.01	($0.85)	102%	($0.03)	144%
Adjusted EPS (1)	($0.01)	($0.05)	70%	($0.06)	75%
Cash Flow per Share (1)	$0.12	$0.06	113%	$0.09	28%
(1)   The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

Q1 2019 FINANCIAL RESULTS

The Company realized an average silver price of $15.73 per ounce during the first quarter of 2019, representing a 6% decrease compared with the first quarter of 2018 and a 9% increase compared to $14.47 in the prior quarter.

Revenues generated in the first quarter totaled $86.8 million, an increase of 48% compared to $58.6 million in the first quarter of 2018 primarily due to the acquisition of the San Dimas mine in the second quarter of 2018, which resulted in a 60% increase in silver equivalent ounces sold, partially offset by a 6% decrease in average realized silver price compared to the same quarter of the prior year.

The Company reported mine operating earnings of $10.3 million compared to ($0.4) million in the first quarter of 2018. The increase in mine operating earnings in the quarter was attributed to the San Dimas and Santa Elena mines, which generated mine operating earnings of $11.2 million and $5.1 million, respectively, primarily offset by losses at the Del Toro and La Parrilla mines due to reduced production levels.

Cash flow from operations before movements in working capital and income taxes in the quarter was $23.7 million ($0.12 per share) compared to $15.6 million ($0.09 per share) in the first quarter of 2018.

The Company generated net earnings of $2.9 million (EPS of $0.01) compared to ($5.6) million (EPS of $(0.03)) in the first quarter of 2018. Adjusted net earnings for the quarter was ($2.9) million (adjusted EPS of $(0.01)), after excluding non-cash and non-recurring items.

Cash and cash equivalents at March 31, 2019 was $91.5 million, an increase of $34.5 million compared to the previous quarter, while working capital increased to $130.9 million. The increase in cash and cash equivalents was primarily attributed to the sale of 5,250,000 common shares of the Company through its “at-the-market distribution” program at an average price of US$6.34 per share for gross proceeds of $33.6 million, or net proceeds of $32.5 million after costs.

OPERATIONAL HIGHLIGHTS

The table below represents the quarterly operating and cost parameters at each of the Company’s six producing silver mines.

First Quarter Production Summary	San Dimas(1)	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Ore Processed / Tonnes Milled	163,264	219,941	269,611	62,148	72,551	25,138	812,654
Silver Ounces Produced	1,404,454	587,195	720,959	331,539	219,485	67,757	3,331,388
Silver Equivalent Ounces Produced	3,172,270	1,403,364	723,699	421,091	441,095	112,158	6,273,677
Cash Costs per Ounce	$0.93	$2.81	$12.60	$11.35	$16.58	$27.20	$6.34
All-in Sustaining Cost per Ounce	$5.65	$6.37	$13.72	$15.67	$25.62	$35.89	$12.91
Total Production Cost per Tonne	$122.17	$56.53	$32.71	$80.39	$76.78	$95.06	$66.65

Total production in the first quarter reached 6,273,677 silver equivalents ounces, consisting of 3,331,388 million ounces of silver, 32,037 ounces of gold, 2,661,088 pounds lead and 1,265,438 pounds of zinc. Compared to the previous quarter, total production decreased slightly by 3% due to lower throughput and production at the Del Toro and La Parrilla mines, partially offset by an increase in production from the La Encantada mine. Pure silver production increased 2% as a result of higher grades at the San Dimas and La Encantada mines.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce in the quarter was $6.34, an increase of 5% or $0.28 per ounce compared to the previous quarter. The increase in cash cost per ounce was primarily attributed to a decrease in by-product credits which was partially offset by lower mining contractor costs corresponding to planned reduction in throughputs at La Parrilla and Del Toro. Costs are expected to trend lower in the second half of 2019 due to higher production levels at various operations.

All-in sustaining cost per ounce in the first quarter was $12.91, comparable to $12.83 per ounce in the previous quarter.

Total capital expenditures in the first quarter were $28.7 million, primarily consisting of $8.2 million at San Dimas, $4.8 million at Santa Elena, $2.9 million at La Encantada, $2.4 million at San Martin, $2.8 million at La Parrilla, $1.0 million at Del Toro and $6.6 million for strategic projects which includes approximately $6.0 million for the purchase of two HIG mills.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 14.2 to 15.8 million silver ounces or 24.7 to 27.5 million silver equivalent ounces in 2019.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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